Exhibit 99.1

November 9, 2020	TSX: WPM
Vancouver, British Columbia	NYSE: WPM
Designated News Release	LSE: WPM

THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS

WHEATON PRECIOUS METALS ANNOUNCES RECORD OPERATING CASH FLOW, REVENUE AND SALES VOLUMES IN THE FIRST NINE MONTHS OF 2020

“Wheaton’s high-quality portfolio of assets generated nearly $230 million in operating cash flow in the third quarter alone, resulting in a record of over $555 million in the first nine months of 2020. Given Wheaton’s unique dividend policy, the strong cash flow in the quarter resulted in a 20% increase in our dividend,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “In addition, production in the third quarter rebounded strongly following temporary suspensions of some operations as a result of the COVID-19 pandemic in the prior quarter, and the Company is on track to meet the higher end of our guidance.”

“Wheaton continues to focus on delivering value to all of its stakeholders. To our partners and our communities, we have now deployed approximately $3 million of our COVID-19 response fund to support various programs globally. To our current shareholders, we substantially increased our dividend and continued to advance numerous new streaming opportunities that would add accretive growth to Wheaton’s portfolio. And finally, to those investors that do not own our shares yet, we hope that our recently announced listing on the London Stock Exchange provides another point of entry and makes it easier to invest in Wheaton.”

Third Quarter Highlights:

•	Over $228 million in operating cash flow in the quarter, an increase of 60% relative to Q3 2019.
•	Net debt[1] reduced by $231 million resulting in a net debt position of $278 million.
•	Attributable gold equivalent[2] production was 171,900 ounces in the quarter with the slight reduction relative to Q3 2019 primarily due to the mining of lower grade material at Salobo.
•	Declared quarterly dividend[1] of $0.12 per common share, a 20% increase from Q2 2020.
•	Donated $3 million of the $5 million CSR Fund dedicated to combat COVID-19.

Operational Overview

(all figures in US dollars unless otherwise noted)		Q3 2020		Q3 2019	Change
Ounces produced
Gold		91,770		103,624	(11.4)%
Silver		6,028		6,039	(0.2)%
Palladium		5,444		5,471	(0.5)%
Gold equivalent [2]		171,370		183,394	(6.6)%
Ounces sold
Gold		90,101		94,766	(4.9)%
Silver		4,999		4,484	11.5%
Palladium		5,546		4,907	13.0%
Gold equivalent [2]		157,478		155,116	1.5%

Revenue	$	307,268	$	223,595	37.4%
Net earnings	$	149,875	$	75,960	97%
Per share	$	0.334	$	0.170	96.5%
Adjusted net earnings [1]	$	152,007	$	69,914	117.4%
Per share [1]	$	0.338	$	0.156	116.3%
Operating cash flows	$	228,099	$	142,300	60.3%
Per share [1]	$	0.508	$	0.318	59.7%

All amounts in thousands except gold, palladium and gold equivalent ounces produced and sold, per ounce amounts and per share amounts.

Listing on the London Stock Exchange

On October 28, 2020, the Company’s common shares were admitted to the Standard Segment of the Official List of the UK Financial Conduct Authority (“FCA”) and commenced trading on the Main Market of the London Stock Exchange under the ticker symbol WPM.

Corporate Development – Marmato Project

On November 5, 2020, the Company announced that it had entered into the previously disclosed precious metals purchase agreement (“PMPA”) with Caldas Gold Corp. (“Caldas Gold”) (TSX-V: CGC) for the Marmato Project located in Colombia. Under the terms of the PMPA3, the Company will acquire 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine.

Financial Review

Revenues

Revenue was $307 million in the third quarter of 2020 representing a 37% increase from the third quarter of 2019 due primarily to a 35% increase in the average realized gold equivalent² price; and a 2% increase in the number of gold equivalent² ounces sold.

Costs and Expenses

Average cash costs¹ in the third quarter of 2020 were $445 per gold equivalent² ounce as compared to $417 in Q3 2019. This resulted in a cash operating margin¹ of $1,506 per gold equivalent² ounce sold, an increase of 47% as compared with Q3 2019.

Balance Sheet (at September 30, 2020)

•	Approximately $210 million of cash on hand.
•	$488 million outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”).
•	During Q3 2020, the Company has repaid $153 million under the Revolving Facility.
•	During Q3 2020, the net debt¹ was reduced by $231 million to $278 million.
•	The average effective interest rate for Q3 2020 was 1.24%.

Third Quarter Asset Highlights

Salobo: In the third quarter of 2020, Salobo produced 63,400 ounces of attributable gold, a decrease of approximately 14% relative to the third quarter of 2019 due to lower grades. According to Vale S.A.’s (“Vale”) Third Quarter 2020 Performance Report, physical completion of the Salobo III mine expansion was 62% at the end of the third quarter. Vale reports that the expansion remains on track to start up in the first half of 2022.

San Dimas: In the third quarter of 2020, San Dimas produced 9,200 ounces of attributable gold, a decrease of approximately 18% relative to the third quarter of 2019 primarily due to the impact of revising the silver to gold conversion ratio from 70:1 to 90:1 effective April 1, 2020, as per the PMPA4. The exchange ratio was reinstated to 70:1 during October 2020.

Antamina: In the third quarter of 2020, Antamina produced 1.5 million ounces of attributable silver, an increase of approximately 24% relative to the third quarter of 2019, primarily due to higher grades and throughput, partially offset by lower recovery.

Stillwater: In the third quarter of 2020, Stillwater produced 5,400 ounces of attributable palladium and 3,200 ounces of attributable gold, virtually unchanged relative to the third quarter of 2019. According to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) Third Quarter 2020 Operating Update, a review of the Blitz project was conducted following the suspension of growth capital activities due to COVID-19, and the project is now expected to reach a steady state by 2024, a delay of up to two years. Sibanye-Stillwater also reports that the Fill the Mill project at the East Boulder mine remains on schedule to be completed by the end of 2020.

Constancia: In the third quarter of 2020, Constancia produced 0.4 million ounces of attributable silver and 3,800 ounces of attributable gold, a decrease of approximately 37% and 27%, respectively, relative to the third quarter of 2019, primarily due to lower grades. As per Wheaton’s PMPA with Hudbay Minerals Inc. (“Hudbay”), the failure to achieve a minimum level of throughput at the Pampacancha deposit during 2019 entitles Wheaton to an additional 8,020 ounces of gold in 2020 (received in quarterly installments), of which 2,005 ounces of gold was received during the third quarter of 2020 and included as production. According to Hudbay’s Third Quarter MD&A, significant progress has been made on completing the Pampacancha individual land-user agreements and, as of September 30, 2020, approximately 79% of the land has been vacated and turned over to Hudbay. Hudbay expects a Pampacancha production start date of early 2021.

Other Gold: In the third quarter of 2020, total Other Gold attributable production was 7,100 ounces, an increase of approximately 66% relative to the third quarter of 2019, primarily due to the resumption of mining at the Minto mine.

Other Silver: In the third quarter of 2020, total Other Silver attributable production was 2.1 million ounces, virtually unchanged relative to the third quarter of 2019, as stronger attributable production at Aljustrel and Yauliyacu were offset by lower production at Zinkgruvan and Neves-Corvo.

Keno Hill Restart: Alexco Resource Corp reported on September 15, 2020, that progress on site-wide capital projects at the Keno Hill Silver District, including mill modifications and infrastructure improvements, continues to be on pace for completion with mill commissioning and production of silver concentrate in the fourth quarter of 2020.

Produced But Not Yet Delivered 5

As at September 30, 2020, payable ounces attributable to the Company produced but not yet delivered amounted to:

•	77,000 payable gold ounces, a decrease of 2,600 ounces during Q3 2020, primarily due to a reduction during the period relative to the Sudbury mines.
•

3.4 million payable silver ounces, an increase of 0.2 million ounces during Q3 2020, primarily due to an increase during the period relative to the Peñasquito mine partially offset by a reduction at the Zinkgruvan mine.

•	4,600 payable palladium ounces, a decrease of 300 ounces during Q3 2020.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Community Support and Response Fund to Combat the COVID-19 Pandemic

In the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) to support global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world. As of September 30, 2020, the Company has made donations totalling approximately $3 million under this program.

Webcast and Conference Call Details

A conference call and webcast will be held Tuesday, November 10, 2020, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	7579702
Live audio webcast:	link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 17, 2020 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	7579702
Archived audio webcast:	link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P. Eng., Vice President, Mining Operations is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

Wheaton’s estimated attributable precious metals production in 2020 is forecast to be between 655,000 and 685,000 gold equivalent ounces2. Wheaton expects to produce between 365,000 and 385,000 ounces of gold, 21.5 and 22.5 million ounces of silver, and 23,000 and 24,500 ounces of palladium.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release.

2 Commodity price assumptions for the gold equivalent production and sales in 2020 are $1,500 / ounce gold, $18 / ounce silver, and $2,000 / ounce palladium.

3 Under the PMPA with Caldas Gold, the Company will pay a total cash consideration of $110 million, $38 million of which is payable upon closing and the remaining portion of which is payable during the construction of the Marmato Deep Zone project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions. In addition, the Company will make ongoing payments equal to 18% of the spot gold and silver price until the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold and silver price thereafter.

4 Under the terms of the PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

5 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2020	2019	2020	2019

Sales	$307,268	$223,595	$810,012	$638,110

Cost of sales
Cost of sales, excluding depletion	$70,119	$64,624	$202,238	$194,796
Depletion	60,601	63,396	184,104	193,180

Total cost of sales	$130,720	$128,020	$386,342	$387,976

Gross margin	$176,548	$95,575	$423,670	$250,134
General and administrative expenses	21,326	14,028	56,307	42,811
Impairment of mineral stream interests	-	-	-	165,912

Earnings from operations	$155,222	$81,547	$367,363	$41,411
Other (income) expense	2,624	(3,533)	(1,340)	(709)

Earnings before finance costs and income taxes	$152,598	$85,080	$368,703	$42,120
Finance costs	2,766	11,871	14,519	39,123

Earnings before income taxes	$149,832	$73,209	$354,184	$2,997
Income tax recovery (expense)	43	2,751	(3,601)	5,618

Net earnings	$149,875	$75,960	$350,583	$8,615

Basic earnings per share	$0.334	$0.170	$0.782	$0.019
Diluted earnings per share	$0.332	$0.170	$0.779	$0.019
Weighted average number of shares outstanding
Basic	449,125	446,802	448,484	445,598
Diluted	451,999	447,849	449,892	446,467

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at September 30 2020	As at December 31 2019

Assets
Current assets
Cash and cash equivalents	$209,834	$103,986
Accounts receivable	8,317	7,138
Other	3,647	43,628

Total current assets	$221,798	$154,752

Non-current assets
Mineral stream interests	$5,547,769	$5,734,106
Early deposit mineral stream interests	33,241	31,741
Mineral royalty interest	3,036	3,036
Long-term equity investments	254,462	309,757
Convertible notes receivable	10,836	21,856
Property, plant and equipment	6,542	7,311
Other	13,503	15,448

Total non-current assets	$5,869,389	$6,123,255

Total assets	$6,091,187	$6,278,007

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$16,760	$11,794
Current portion of performance share units	19,010	10,668
Current portion of lease liabilities	734	724
Other	83	41,514

Total current liabilities	$36,587	$64,700

Non-current liabilities
Bank debt	$487,500	$874,500
Lease liabilities	2,968	3,528
Deferred income taxes	206	148
Performance share units	11,245	8,401
Pension liability	1,343	810

Total non-current liabilities	$503,262	$887,387

Total liabilities	$539,849	$952,087

Shareholders’ equity
Issued capital	$3,638,234	$3,599,203
Reserves	113,553	160,701
Retained earnings	1,799,551	1,566,016

Total shareholders’ equity	$5,551,338	$5,325,920

Total liabilities and shareholders’ equity	$6,091,187	$6,278,007

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	2020	2019	2020	2019

Operating activities
Net earnings	$149,875	$75,960	$350,583	$8,615
Adjustments for
Depreciation and depletion	61,050	63,845	185,542	194,590
Gain on disposal of mineral royalty interest	-	(2,929)	-	(2,929)
Impairment charges	-	-	-	165,912
Interest expense	1,795	10,885	11,289	36,473
Equity settled stock based compensation	1,319	1,447	4,127	4,259
Performance share units	9,325	4,803	11,734	5,004
Pension expense	265	-	533	-
Income tax expense (recovery)	(43)	(2,751)	3,601	(5,618)
Loss (gain) on fair value adjustment of share purchase warrants held	1,107	(2)	845	5
Fair value (gain) loss on convertible note receivable	1,095	(386)	(1,382)	677
Investment income recognized in net earnings	(23)	(205)	(178)	(745)
Other	567	(491)	513	1,890
Change in non-cash working capital	3,656	2,093	2,771	(421)

Cash generated from operations before income taxes and interest	$229,988	$152,269	$569,978	$407,712
Income taxes recovered (paid)	-	(1,751)	70	(5,334)
Interest paid	(1,912)	(8,404)	(12,745)	(33,311)
Interest received	23	186	177	686

Cash generated from operating activities	$228,099	$142,300	$557,480	$369,753

Financing activities
Bank debt repaid	$(153,000)	$(82,000)	$(387,000)	$(250,500)
Credit facility extension fees	(6)	(3)	(1,373)	(1,103)
Share purchase options exercised	2,763	12,662	20,779	33,055
Lease payments	(132)	(156)	(438)	(479)
Dividends paid	(37,309)	(32,609)	(120,312)	(96,124)

Cash (used for) generated from financing activities	$(187,684)	$(102,106)	$(488,344)	$(315,151)

Investing activities
Mineral stream interests	$(40)	$(9)	$(40)	$(183)
Early deposit mineral stream interests	(750)	(750)	(1,500)	(1,500)
Proceeds on disposal of mineral royalty interest	-	9,000	-	9,000
Acquisition of long-term investments	(10,671)	-	(10,671)	(909)
Investment in associate	-	-	-	(132)
Proceeds on disposal of long-term investments	49,454	16,307	49,577	16,307
Dividend income received	-	20	-	59
Other	(363)	(313)	(691)	(1,520)

Cash generated from (used for) investing activities	$37,630	$24,255	$36,675	$21,122

Effect of exchange rate changes on cash and cash equivalents	$25	$(5)	$37	$135

Increase in cash and cash equivalents	$78,070	$64,444	$105,848	$75,859
Cash and cash equivalents, beginning of period	131,764	87,182	103,986	75,767

Cash and cash equivalents, end of period	$209,834	$151,626	$209,834	$151,626

Summary of Ounces Produced

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018

Gold ounces produced ²
Salobo	63,408	59,104	62,575	74,716	73,615	67,056	60,846	76,995
Sudbury [3]	5,068	9,257	7,795	6,468	6,082	9,360	11,374	6,646
Constancia [8]	3,780	3,470	3,681	4,757	5,172	4,533	4,826	4,266
San Dimas 4, [8]	9,228	6,074	11,318	11,352	11,239	11,496	10,290	10,092
Stillwater [5]	3,176	3,222	2,955	3,585	3,238	3,675	3,137	3,472
Other
Minto [6]	1,832	2,928	2,124	2,189	-	-	-	1,441
777	5,278	4,728	4,551	3,987	4,278	4,788	4,445	4,248

Total Other	7,110	7,656	6,675	6,176	4,278	4,788	4,445	5,689

Total gold ounces produced	91,770	88,783	94,999	107,054	103,624	100,908	94,918	107,160

Silver ounces produced [2]
Peñasquito [8]	1,992	973	2,658	1,895	2,026	702	1,594	1,455
Antamina [8]	1,516	612	1,311	1,342	1,223	1,334	1,176	1,225
Constancia [8]	430	254	461	632	686	552	635	695
Other
Los Filos [8]	17	14	29	55	33	37	38	29
Zinkgruvan	498	389	662	670	587	590	451	587
Yauliyacu [8]	679	273	557	358	620	627	528	233
Stratoni	156	148	183	147	131	172	143	149
Minto [6]	15	19	18	18	-	-	-	8
Neves-Corvo	281	479	377	385	431	392	498	509
Aljustrel	348	388	352	325	240	322	470	475
777	96	108	96	81	62	93	95	113

Total Other	2,090	1,818	2,274	2,039	2,104	2,233	2,223	2,103

Total silver ounces produced	6,028	3,657	6,704	5,908	6,039	4,821	5,628	5,478

Palladium ounces produced ²
Stillwater [5]	5,444	5,759	5,312	6,057	5,471	5,736	4,729	5,869

GEOs produced [7]	171,370	140,348	182,533	186,027	183,394	166,399	168,759	180,732

SEOs produced [7]	14,281	11,696	15,211	15,502	15,283	13,867	14,063	15,061

Average payable rate [2]
Gold	95.3%	94.7%	95.1%	95.6%	95.1%	95.3%	95.6%	95.5%
Silver	86.1%	81.9%	85.6%	85.3%	85.1%	83.3%	82.9%	83.3%
Palladium	97.0%	86.5%	93.0%	99.4%	83.5%	87.6%	98.5%	96.4%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures or payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1. For reference, silver production from prior periods is as follows: Q3-2020 – 420,000 ounces; Q2-2020 – 276,000 ounces; Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; Q2-2019 – 401,000 ounces; Q1-2019 – 351,000 ounces; and Q4-2018 – 342,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

8)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the third quarter, all of the operations were restarted.

Summary of Ounces Sold

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018

Gold ounces sold
Salobo	59,584	68,487	74,944	58,137	63,064	57,715	84,160	75,351
Sudbury [2]	7,858	7,414	4,822	7,394	7,600	8,309	4,061	4,864
Constancia [7]	4,112	3,024	3,331	5,108	4,742	4,409	5,512	3,645
San Dimas [7]	9,687	6,030	11,358	11,499	11,374	10,284	11,510	8,453
Stillwater [3]	3,015	3,066	3,510	2,925	3,314	3,301	2,856	3,473
Other
Minto [4]	-	-	-	-	-	765	3,307	2,674
777	5,845	4,783	2,440	4,160	4,672	5,294	3,614	4,353

Total Other	5,845	4,783	2,440	4,160	4,672	6,059	6,921	7,027

Total gold ounces sold	90,101	92,804	100,405	89,223	94,766	90,077	115,020	102,813

Silver ounces sold
Peñasquito [7]	1,799	1,917	2,310	1,268	1,233	912	1,164	901
Antamina [7]	1,090	788	1,244	1,227	1,059	1,186	1,255	1,300
Constancia [7]	415	254	350	672	521	478	735	629
Other
Los Filos [7]	19	25	37	26	44	26	38	15
Zinkgruvan	492	376	447	473	459	337	232	543
Yauliyacu [7]	580	704	9	561	574	542	15	317
Stratoni	134	77	163	120	126	240	80	78
Minto [4]	-	-	-	-	-	2	30	22
Neves-Corvo	201	236	204	154	243	194	265	240
Aljustrel	148	252	123	121	139	216	381	226
777	121	100	41	62	86	108	99	129

Total Other	1,695	1,770	1,024	1,517	1,671	1,665	1,140	1,570

Total silver ounces sold	4,999	4,729	4,928	4,684	4,484	4,241	4,294	4,400

Palladium ounces sold
Stillwater [3]	5,546	4,976	4,938	5,312	4,907	5,273	5,189	5,049

GEOs sold [5]	157,478	156,188	166,121	152,514	155,116	148,004	173,464	162,340

SEOs sold [5]	13,123	13,016	13,843	12,709	12,926	12,334	14,455	13,528

Cumulative payable ounces PBND [6]
Gold	77,000	79,632	88,383	98,475	85,335	81,535	75,236	99,474
Silver	3,443	3,228	4,961	4,142	3,796	3,102	3,315	2,941
Palladium	4,616	4,883	4,875	4,872	4,163	4,504	4,754	5,282
GEO [5]	124,473	124,877	154,420	154,672	136,441	124,765	121,349	141,804
SEO [5]	10,373	10,406	12,868	12,889	11,370	10,397	10,112	11,817

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

6)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

7)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the third quarter of 2020, all of the operations were restarted.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2020
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	63,408	59,584	$	1,902	$	408	$	374	$113,319	$ 66,700	$ 91,917	$2,529,258
Sudbury [4]	5,068	7,858		1,929		400		831	15,161	5,485	12,018	327,352
Constancia	3,780	4,112		1,902		407		338	7,819	4,758	6,147	106,870
San Dimas	9,228	9,687		1,902		612		315	18,423	9,442	14,309	185,835
Stillwater	3,176	3,015		1,902		345		449	5,734	3,341	4,695	225,688
Other [5]	7,110	5,845		1,929		423		305	11,278	7,022	8,804	9,184

	91,770	90,101	$	1,906	$	428	$	404	$171,734	$96,748	$137,890	$3,384,187

Silver
Peñasquito	1,992	1,799	$	24.55	$	4.26	$	3.24	$44,154	$30,660	$36,492	$355,167
Antamina	1,516	1,090		24.55		4.67		8.74	26,758	12,139	21,666	641,521
Constancia	430	415		24.55		5.99		7.63	10,190	4,538	7,704	220,417
Other [6]	2,090	1,695		24.98		8.37		1.94	42,332	24,859	24,333	475,613

	6,028	4,999	$	24.69	$	5.89	$	4.36	$123,434	$72,196	$90,195	$1,692,718

Palladium
Stillwater	5,444	5,546	$	2,182	$	383	$	428	$12,100	$7,604	$9,977	$243,354

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$307,268	$176,548	$238,062	$5,547,769

Other
General and administrative										$(21,326)	$(7,239)
Finance costs										(2,766)	(2,820)
Other										(2,624)	96
Income tax										43	-

Total other										$(26,673)	$(9,963)	$543,418

										$149,875	$228,099	$6,091,187

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended September 30, 2020 were as follows:

Three Months Ended September 30, 2020
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	171,370	157,478	$1,951	$445	$1,506	$385	$1,121
Silver equivalent basis [5]	14,281	13,123	$23.41	$5.34	$18.07	$4.62	$13.45

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

Three Months Ended September 30, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	73,615	63,064	$	1,471	$	404	$	383	$92,796	$ 43,155	$ 68,949	$2,627,534
Sudbury [4]	6,082	7,600		1,470		400		819	11,176	1,908	7,828	350,101
Constancia	5,172	4,742		1,471		404		361	6,978	3,351	5,234	112,252
San Dimas	11,239	11,374		1,471		606		310	16,737	6,323	9,571	197,927
Stillwater	3,238	3,314		1,471		263		519	4,876	2,285	4,005	231,512
Other [5]	4,278	4,672		1,470		419		462	6,870	2,754	4,912	15,089

	103,624	94,766	$	1,471	$	424	$	417	$139,433	$59,776	$100,499	$3,534,415

Silver
Peñasquito	2,026	1,233	$	16.81	$	4.21	$	3.06	$20,721	$11,755	$15,531	$378,587
Antamina	1,223	1,059		16.80		3.46		8.73	17,792	4,885	14,420	679,521
Constancia	686	521		16.81		5.95		7.50	8,764	1,752	6,953	233,225
Other [6]	2,104	1,671		17.57		6.70		2.79	29,354	13,510	16,895	492,029

	6,039	4,484	$	17.09	$	5.16	$	4.81	$76,631	$31,902	$53,799	$1,783,362

Palladium
Stillwater	5,471	4,907	$	1,535	$	271	$	470	$7,531	$3,897	$6,203	$252,465

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$223,595	$95,575	$160,501	$5,797,752

Other
General and administrative										$(14,028)	$(6,823)
Finance costs										(11,871)	(9,122)
Other										3,533	(505)
Income tax										2,751	(1,751)

Total other										$(19,615)	$(18,201)	$461,107

										$75,960	$142,300	$6,258,859

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 gold interest in addition to the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended September 30, 2019 were as follows:

Three Months Ended September 30, 2019
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	183,394	155,116	$1,441	$417	$1,024	$409	$615
Silver equivalent basis [5]	15,283	12,926	$17.30	$5.00	$12.30	$4.90	$7.40

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; (iv) cash operating margin; and (v) net debt.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30

(in thousands, except for per share amounts)	2020	2019

Net earnings	$149,875	$75,960
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	1,107	(2)
(Gain) loss on fair value adjustment of convertible notes receivable	1,095	(386)
Gain on disposal of mineral royalty interest	-	(2,929)
Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	(92)	(45)
Income tax expense (recovery) recognized in the Statement of OCI	(9)	(2,733)
Other	31	49

Adjusted net earnings	$152,007	$69,914

Divided by:
Basic weighted average number of shares outstanding	449,125	446,802
Diluted weighted average number of shares outstanding	451,999	447,849

Equals:
Adjusted earnings per share - basic	$0.338	$0.156
Adjusted earnings per share - diluted	$0.336	$0.156

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30

(in thousands, except for per share amounts)	2020	2019

Cash generated by operating activities	$228,099	$142,300

Divided by:
Basic weighted average number of shares outstanding	449,125	446,802
Diluted weighted average number of shares outstanding	451,999	447,849

Equals:
Operating cash flow per share - basic	$0.508	$0.318
Operating cash flow per share - diluted	$0.505	$0.318

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended September 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019

Cost of sales	$130,720	$128,020
Less: depletion	(60,601)	(63,396)

Cash cost of sales	$70,119	$64,624

Cash cost of sales is comprised of:
Total cash cost of gold sold	$38,570	$40,154
Total cash cost of silver sold	29,426	23,142
Total cash cost of palladium sold	2,123	1,328

Total cash cost of sales	$70,119	$64,624

Divided by:
Total gold ounces sold	90,101	94,766
Total silver ounces sold	4,999	4,484
Total palladium ounces sold	5,546	4,907

Equals:
Average cash cost of gold (per ounce)	$428	$424
Average cash cost of silver (per ounce)	$5.89	$5.16
Average cash cost of palladium (per ounce)	$383	$271

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019
Total sales:
Gold	$171,734	$139,433
Silver	$123,434	$76,631
Palladium	$12,100	$7,531
Divided by:
Total gold ounces sold	90,101	94,766
Total silver ounces sold	4,999	4,484
Total palladium ounces sold	5,546	4,907

Equals:
Average realized price of gold (per ounce)	$1,906	$1,471
Average realized price of silver (per ounce)	$24.69	$17.09
Average realized price of palladium (per ounce)	$2,182	$1,535
Less:
Average cash cost of gold [1] (per ounce)	$(428)	$(424)
Average cash cost of silver [1] (per ounce)	$(5.89)	$(5.16)
Average cash cost of palladium [1] (per ounce)	$(383)	$(271)

Equals:
Cash operating margin per gold ounce sold	$1,478	$1,047
As a percentage of realized price of gold	78%	71%
Cash operating margin per silver ounce sold	$18.80	$11.93
As a percentage of realized price of silver	76%	70%
Cash operating margin per palladium ounce sold	$1,799	$1,264
As a percentage of realized price of palladium	82%	82%

1)	Please refer to non-IFRS measure (iii), above.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at September 30	As at December 31

(in thousands)	2020	2019
Bank debt	$487,500	$874,500
Less: cash and cash equivalents	(209,834)	(103,986)

Net debt	$277,666	$770,514

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s precious metals purchase agreement (“PMPA”) counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the successful negotiation and entering into of a PMPA with Caldas Gold, payment of US$110 million to Caldas Gold and the satisfaction of each party’s obligations in accordance with the Caldas Gold PMPA, the receipt by the Company of silver and gold production in respect of the Marmato Project, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of the listing of the Company’s common shares on the LSE, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the completion of documentation and diligence for the PMPA with Caldas Gold, the satisfaction of each party’s obligations in accordance with the terms of the PMPA with Caldas Gold, risks associated with the sale of any common shares under the Company’s At The Market equity program (the “ATM Program”) including the amount of any net proceeds from such offering of common shares, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, Wheaton’s Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission on EDGAR and Wheaton’s Management’s Discussion and Analysis for the three months ended March 31, 2020 and nine months ended September 30, 2020, both available on SEDAR at www.sedar.com and Form 6-Ks filed May 7, 2020 and November 9, 2020, both available on EDGAR (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the completion of documentation and diligence in respect of the PMPA with Caldas Gold, the payment of US$110 million to Caldas Gold and the satisfaction of each party’s obligations in accordance with the terms of the PMPA with Caldas Gold, that the sale of common shares under the ATM Program will not have a significant impact on the market price of the Company’s common shares and that the net proceeds of sales of common shares, if any, will be used as anticipated, that there will be no material adverse change in the market price of commodities, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin or Emma Murray

Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com